MASTERWORKS

AVAILABLE NOW: Adrian Ghenie (16.9% appreciation)


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Adrian Ghenie

Price Appreciation of Similar Works

16.9%*

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*The set of similar sales comprise paintings by Adrian Ghenie with the following criteria: Works on canvas that measure 76 by 76 inches to 136 inches by 136 inches, excluding examples from the “Pie Fight” series and bust-length portraits, such as works from the “Lidless Eye” series. Complex, multi-figure compositions (defined as having two or more figures), such as “Nickelodeon” (2008) were also excluded from the set. The set of similar works includes a painting acquired by Masterworks 130, LLC at Sotheby’s, New York The Now Evening Sale held on May 19, 2022 for $4,500,000. The data was sourced from publicly available auction records and does not include private sales.